
June 4, 2012

Via E-mail
Ronald Tealer
Managing Member, Chief Executive Officer, Secretary, Director
Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919

> **Re: Oriel Capital Partners, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 11, 2012**
> **File No. 024-10307**

Dear Mr. Tealer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our comment letter dated March 28, 2012 where you state that you have "removed the rollover provision of the notes." We further note your disclosure on the cover page of the offering statement where you state that "you will not have the option to elect to not have your Note rollover at the time of purchase." Please reconcile your disclosure with your response and make conforming revisions throughout the offering statement.

Investment Criteria, page 15 of 24

2.   We note your response to comment 2 of our comment letter dated March 28, 2012.

We further note that you will consider acquiring a variety of conventional multifamily assets, including mid-rise, high-rise and garden-style properties. We also note that the maximum offering is $5,000,000. Please tell us what the current real estate market data is for these various types of multifamily assets, including high-rises, in your target area, and explain whether you will be able to purchase all the disclosed types of properties described in the offering statement.

Payment or Rollover At Maturity, page 23 of 24

3.   We note your disclosure that the holder of notes has the option to extend the term of the maturing note for the same term as the maturing note by giving notice to you. Please advise us whether or not you intend to register the offer and sale of notes made in connection with extensions. To the extent you intend to rely on an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.

Financial Statements

General

4.   Please revise the financial statements and the notes thereto to indicate within the respective headings that the financial statements and notes thereto are unaudited and remove the word draft from each of the heading pages.

Accountants Compilation Report

5.   Please remove the Accountants Compilation Report from your filing.

Statement of Changes in Member's Equity, page 3

6.   Please provide a distinct and separate statement of changes in Member's Equity in an amended filing. In response to this comment, please also tell us how Member's equity at December 31, 2011 is $25 on this statement when you previously reported Member's Equity at December 31, 2011 of $15,000.

Exhibit 5.1 Marketing Materials

7.   Please revise the marketing materials to disclose from whom a preliminary offering circular or final offering circular may be obtained. See Item 251(d)(ii)(C) of Regulation A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act

Ronald Tealer
Oriel Capital Partners, LLC
June 4, 2012
Page 3

of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Howard Efron, Staff Accountant, (202) 551-3439, Jennifer Monick, Accounting Reviewer, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief